UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CorVel Corporation

File No. 0-19291 - CF#28644

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CorVel Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibits 10.28, 10.29, 10.30 and 10.31, respectively to a Form 10-K filed on June 10, 2011 and re-filed with even fewer redaction with the 10-K as Exhibits 10.28, 10.29, 10.30 and 10.31 filed on June 8, 2012.

Based on representations by CorVel Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through	June 14, 2013
Exhibit 10.29	through	June 14, 2013
Exhibit 10.30	through	June 14, 2013
Exhibit 10.31	through	June 14, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel